Mail Stop 4561

January 28, 2008

Anthony C. Weagley
Treasurer and Chief Financial Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

> **Re:** **Center Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 2-81353**

Dear Mr. Weagly:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant